Mail Stop 6010

February 21, 2007

Mr. Jost Fischer
Chief Executive Officer
Sirona Dental Systems, Inc.
30-00 47th Avenue
Long Island City, New York   11101

Re: Sirona Dental Systems, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2006
File No. 000-22673

Dear Mr. Fischer:

We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant